IperionX Limited
129 W Trade Street
Suite 1405
Charlotte, NC 28202

August 7, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Claudia Rios

Re:	IperionX Limited
Registration Statement on Form F-3 (File No. 333-273519)

Dear Ms. Rios:

IperionX Limited, a public company organized under the laws of Australia (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form F‑3 (File No. 333-273519) (the “Registration Statement”) be accelerated and that it be declared effective August 9, 2023 at 4:00 p.m. Eastern time, or as soon as practicable thereafter, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time.

Please direct any questions regarding this filing to Eric Scarazzo of Gibson, Dunn & Crutcher LLP at (212) 351-2389.

Sincerely,

/s/ Greg Swan

Greg Swan
Chief Financial Officer of IperionX Limited

cc:          Eric Scarazzo, Gibson, Dunn & Crutcher LLP